SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                            Little Switzerland, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    537528101
                                 (CUSIP Number)


                                MR. MARK B. BAKAR
                             VALUEVEST PARTNERS L.P.
                                1 Sansome Street
                                   39th Floor
                             San Francisco, CA 94104
                                 (415) 288-2460



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                                 Donald L. Sturm
                             3033 East First Avenue
                                    Suite 200
                             Denver, Colorado 80206

                                OCTOBER 20, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP No. 537528101          13D               Page 2 of 6

    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
                               VALUEVEST PARTNERS, L.P.


    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)|X|
                                                                       (b)|_|

    3.
             SEC USE ONLY


    4.
             SOURCE OF FUNDS
                                        00

    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /_/
                                                                          |_|

    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA

                        7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         395,300 Shares of Common Stock
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                            8.
                                  SHARED VOTING POWER


                            9.
                                  SOLE DISPOSITIVE POWER

                                            395,300 Shares of Common Stock

                           10.
                                  SHARED DISPOSITIVE POWER


    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         395,300 Shares of Common Stock

    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES   /_/


    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        4.58%

    14.
             TYPE OF REPORTING PERSON
                                        PN

CUSIP No. 537528101                     13D            Page 3 of 6



    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
                               DONALD L. STURM


    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|X|
                                                                 (b)|_|

    3.
             SEC USE ONLY


    4.
             SOURCE OF FUNDS
                                        PF

    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                       /_/


    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        UNITED STATES

                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES                   782,100 Shares of Common Stock
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                            8.
                                  SHARED VOTING POWER

                            9.
                                  SOLE DISPOSITIVE POWER
                                  782,100 Shares of Common Stock


                           10.
                                  SHARED DISPOSITIVE POWER


    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,100 Shares of Common Stock

    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES   /_/


    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.07%

    14.
             TYPE OF REPORTING PERSON
                                        IN

                         AMENDMENT NO. 2 TO SCHEDULE 13D


This Amendment No. 2, which is being filed jointly by ValueVest partners L.P. ("ValueVest") and Donald L. Sturm ("Sturm", and with ValueVest, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed jointly by the Reporting Persons with the Commission on May 5, 1997, as amended by Amendment No. 1 filed by the Reporting Persons on August 4, 1997 (as amended, the "Statement"), as follows:

Item 1.  Security and Issuer

Common Stock

Little Switzerland, Inc. (the "Issuer")
161-B Crown Bay Cruise Ship Port
St. Thomas, U.S.V.I. 00802


Item 2.  Identity and Background



(a)      Name:                                                 ValueVest Partners L.P. ("ValueVest")
(b)      Place of Organization:                                California
(d)      Address of Principal Office:                          1 Sansome Street
                                                               39th Floor
                                                               San Francisco, California  94104
(e)      Address of Principal Office:                          1 Sansome Street
                                                               39th Floor
                                                               San Francisco, California  94104
(f)      Criminal Convictions:                                 None
(g)      Civil Proceedings under any Securities Laws           None

(a)      Name:                                                 Donald L. Sturm ("Sturm")
(b)      Citizenship                                           United States
(c)      Principal Occupation:                                 Investor
(d)      Address of Principal Business:                        3033 East First Avenue
                                                               Suite 200
                                                               Denver, Colorado  80206
(e)      Address of Principal Office:                          3033 East First Avenue
                                                               Suite 200
                                                               Denver, Colorado  80206
(f)      Criminal Convictions:                                 None
(g)      Civil Proceedings under any Securities Laws:          None

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended to add the following:

         On October 20, 1998, Donald L. Sturm, one of the Reporting Persons hereunder, acquired 340,000 Shares of Common Stock of the Issuer. The funds for the purchase came from Mr. Sturm's personal funds.

Item 4.  Purpose of Transaction.

         Item 4 is modified to state the following:

         The purpose of the share acquisition was to increase the Reporting Persons' equity investment in the issuer. The Reporting Persons have also determined that they may seek to nominate one or more persons for positions on the Board of Directors of the Issuer. The Reporting Persons do not have any present intentions or plans to acquire the Issuer, or to engage in any other transaction required to be described in this Item 4.

         The Reporting Persons anticipate that they will from time to time re-evaluate their respective investments in the Issuer, and depending upon their view of the then current and future business, financial condition and prospects of the Issuer, market conditions and such other factors as they may deem material to their investment decision, the Reporting Persons may (i) subject to applicable legal requirements, seek to purchase additional shares of the Issuer from the Issuer, on the open market, or in private transactions, or by any other permissible means, (ii) dispose of all or a portion of the shares of the Issuer that they presently own or hereafter may acquire, or (iii) seek to effect other transactions with the Issuer.


Item 5.  Interest in Securities of the Issuer.

                  Item 5 is amended as follows:

                  (a) As of October 30, 1998, ValueVest is the beneficial owner of 395,300 Shares of Common Stock, representing a 4.58% interest in the Issuer, and Donald L. Sturm is beneficial owner of 782,100 Shares of Common Stock shares representing a 9.07% interest in the Issuer. In the aggregate, the Reporting Persons own 1,177,400 Shares of Common Stock of the Issuer, or approximately 13.65% of the issued and outstanding Shares of Common Stock of the Issuer.

                  (b) Each of the Reporting Persons has sole voting power with respect to the shares beneficially owned by such Reporting Person.

                  (c) Other than the share acquisition described in Item 4 above, the Reporting Persons have not effected any transactions in the Securities of the Issuer during the 60 days prior to October 30, 1998.

                  (d) No other person has the right to receive, or the power to direct receipt of, ordinary cash dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Persons.

                  (e)      Not applicable.

    Item 6.        Contracts,  Arrangements,  Understandings  or
                   Relationships with Respect to Securities of the Issuer.

                  ValueVest and Sturm are acting as a group for the purpose of acquiring and holding the Shares of Common Stock of the Issuer held by them.

                  There exists an Agreement of Joint Filing (previously filed as Exhibit 7.1) between ValueVest and Sturm with respect to the filing of this
Schedule 13D.

                  There are no contracts, arrangements or other understandings between the Issuer and the Reporting Persons relating to securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 7.1 - Agreement of Joint Filing (previously filed with the original Schedule 13D)

                  Exhibit 7.2 - Trading History (previously filed with the original Schedule 13D)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    October 30, 1998

VALUEVEST PARTNERS L.P.

By:      Valuevest Management Company, LLC
         its General Partner

         By:/S/Mark B. Bakar
            ___________________________
            Name:  Mark B. Bakar
            Title:  President


/S/ Donald L. Sturm
___________________________
Donald L. Sturm